SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Eagleford Energy Inc. (f/k/a Eugenic Corp.) (Name of Issuer)
Common Stock
(Title of Class of Securities)
298248105
(CUSIP Number)
James Cassina
2nd Terrace West, Centreville
P.O. Box N-10-567
Nassau, Bahamas
Phone/Facsimile:  (242) 326-2151

With a copy to:

Scott E. Rapfogel, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298248105

1	NAMES OF REPORTING PERSONS: James Cassina

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canadian

	7	SOLE VOTING POWER:

NUMBER OF		12,065,046[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,065,046

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,065,046

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.86%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Includes 2,036,604 outstanding shares and 2,036,604 shares underlying 2,036,604 presently exercisable warrants at an exercise price of $0.07 per share, subject to certain adjustments, owned by Core Energy Enterprises Inc.  Also includes 3,995,919 shares underlying 3,995,919 presently exercisable warrants owned directly by James Cassina with an exercise price of $0.07 per share, subject to certain adjustments.

2 Based on 24,232,559 shares of common stock, of Eagleford Energy Inc. (f/k/a Eugenic Corp.) issued and outstanding.

CUSIP No. 298248105

1	NAMES OF REPORTING PERSONS: Core Energy Enterprise, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Panama

	7	SOLE VOTING POWER:

NUMBER OF		4,073,208[3]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,073,208

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,073,208

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

3 Includes warrants to purchase 2,036,604 shares of common stock at an exercise price of $0.07 per share, subject to certain adjustments.

4 Based on 24,232,559 shares of common stock of Eagleford Energy Inc. (f/k/a Eugenic Corp.) issued and outstanding.

Item 1. Security and Issuer

This statement relates to the Common Stock, no par value (the “Common Stock”), of Eagleford Energy Inc. (f/k/a Eugenic Corp.), an Ontario, Canada corporation (“EFRDF”). The address of the principal executive offices of EFRDF is 1 King Street West, Suite 1505, Toronto, Ontario, Canada M5H 1A1.

Item 2. Identity and Background

This statement is filed on behalf of James Cassina and Core Energy Enterprise, Inc. (“Core”) (each a “Reporting Person” and collectively the “Reporting Persons”), Core is a Panamanian corporation, in which James Cassina exercises voting and investment power over all shares held by Core:

a.	Name: James Cassina

b.	Business address: 2nd Terrace, Suite, Centreville, P.O. Box N-10-567, Nassau, Bahamas.

c.
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

President and Director of Core Energy Enterprise Inc., 2nd Terrace, Suite, Centreville, P.O. Box N-10-567, Nassau, Bahamas. Core Energy Enterprises Inc. is engaged as an investment company.

d.	During the last five years, James Cassina has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, James Cassina was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship: Canadian

a.	Name: Core Energy Enterprise, Inc.

b.	Business address: 2nd Terrace, Suite, Centreville, P.O. Box N-10-567, Nassau, Bahamas.

Core Energy Enterprises Inc. is engaged as an investment company.

c.
During the last five years, Core Energy Enterprise, Inc. was not a party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

d.	Citizenship: Panama

Item 3. Source and Amount of Funds or Other Consideration

James Cassina paid for the securities from personal funds. Core paid for its securities from working capital.

Item 4. Purpose of Transaction

Investment.

Except as described in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of EFRDF, or the disposition of securities of EFRDF;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EFRDF or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of EFRDF or any of its subsidiaries;

d.	Any change in the present board of directors or management of EFRDF, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of EFRDF;

f.	Any other material change in EFRDF's business or corporate structure;

g.	Changes in EFRDF's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EFRDF by any person;

h.
Causing a class of securities of EFRDF to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of EFRDF becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a.	See Items 11 and 13 on pages 2 and 3.

b.	See Items 7 through 9 on pages 2 and 3.

c.	No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

d.
The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of EFRDF, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2010

/s/ James Cassina
James Cassina

CORE ENERGY ENTERPRISE, INC.

By:	/s/ James Cassina
James Cassina, President

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) (iii). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) (iii) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Date: May 12, 2010

/s/ James Cassina
James Cassina

CORE ENERGY ENTERPRISE, INC.

/s/ James Cassina
James Cassina, President